Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 2, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

Re:	Met Investors Series Trust
Post-Effective Amendment No. 33
to the Registration Statement
SEC File Nos. 333-48456, 811-10183

Dear Ms. White:

On behalf of Met Investors Series Trust (the “Registrant”), this letter responds to your oral comments delivered on March 16, 2010 with respect to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 9, 2010.

General Comments

1.	Comment:	As a general reminder, the new governance disclosure should be included in the Statement of Additional Information.

	Response:	The new governance disclosure was included in the Post-Effective Amendment filing the Registrant filed on February 9, 2010.

2.	Comment:	Please provide completed fee tables and examples to the staff as soon as possible.

	Response:	The requested information is attached as Exhibit A to this letter.

3.	Comment:	Please explain why the American Funds Growth-Income Portfolio and the American Funds Global Small Capitalization Portfolio are listed as series of the Registrant on the facing page of the Form N-1A filing, but no prospectuses, SAIs or series identifiers were included for those Portfolios.

	Response:	The American Funds Growth-Income Portfolio and American Funds Global Small Capitalization Portfolio are each series of the Registrant that currently do not have any shares outstanding and no offering of shares by these Portfolios is currently contemplated during the period May 1, 2010 through April 30, 2011. Accordingly, Registrant did not include a prospectus or Statement of Additional Information for those Portfolios in its Registration Statement.

EDGAR Operations Branch

April 2, 2010

4.	Comment:	Please include the tax disclosure required by Item 7 of Form N-1A.

	Response:	The Registrant respectfully declines to make the requested change. Item 7 of Form N-1A states that the information requested by that Item is only required “as applicable.” See also Investment Company Act Release No. 28584 at note 69 (January 19, 2009) (“Item 7 of the summary section . . . expressly states that the disclosures are only required to be made, as applicable.” (emphasis in original.) General Instruction C.3.(d)(ii)(B) allows funds offered as a specific investment option for a variable contract to modify other disclosure in the prospectus consistent with offering the fund as a specific investment option for a variable contract. Because the series of the Registrant (the “Portfolios”) are offered only in connection with variable annuity and insurance contracts, the Item 7 disclosure does not generally apply to the Portfolios.

5.	Comment:	In conjunction with each reference to the Adviser’s manager-of-managers relief in the Registration Statement, please add disclosure to the prospectus stating that such relief does not apply to advisory agreements with affiliates.

	Response:	The following disclosure has been added to the general discussion of the exemptive order:

“The Portfolio may not generally rely on the exemptive order with respect to subadvisers that are affiliated with MetLife Advisers.”

6.	Comment:	Please add subprime mortgage risk disclosure to the risk section of the prospectus for any Portfolio that invests in subprime mortgages.

	Response:	Although some of the Portfolios may invest in subprime mortgages, investments in such securities do not represent a principal investment strategy of any of the Portfolios. To the extent a Portfolio may otherwise invest in subprime mortgages, disclosure regarding the risks associated with such investments is contained in the full Mortgage-backed and Asset-backed Securities Risk disclosure currently in such Portfolio’s prospectus and in the Portfolio’s Statement of Additional Information.

7.	Comment:	In the Example required by Item 3 of Form N-1A, please remove the statement in the paragraph preceding the Example that the expense numbers reflect the waiver for the period in place. Please add a parenthetical next to the “1 Year” heading to state that the waiver is reflected in the Example.

	Response:	The Registrant respectfully declines to make the requested change. The Registrant is concerned that, if it were to make this change, the data presented for periods other than “1 Year” would be unclear; specifically, it would be difficult for investors to discern that the numbers for every period reflect the fee waiver during the first year. The Registrant believes that the current presentation accurately and adequately discloses that each of the amounts presented in the “Example” reflect the fee waiver for the first year. Moreover, if the Registrant were to include the suggested parenthetical after or under the “1 Year” row in the table, the reader may not readily discern that the 3, 5 and 10 year numbers only take into account the waiver for the first year of the results shown, unless the Registrant added similar parenthetical explanations after these entries. This would inevitably further clutter the presentation of the information in the Example.

EDGAR Operations Branch

April 2, 2010

8.	Comment:	Please ensure that the risks disclosed in the summary portion of the prospectus required by Item 4(b) parallel the risks disclosed in response to Item 9(c) in the statutory prospectus, including leveraging risk, credit risk and counterparty risk.

	Response:	The Registrant believes that the descriptions of the principal risks disclosed in the summary portion of the Portfolios’ prospectuses parallel the disclosure responsive to Item 9(c). In certain instances, a principal risk for a Portfolio (e.g., Derivatives Risk) inextricably involves elements of other risks. While the Portfolios’ discussion of Derivatives Risk specifically mentions and provides summary information regarding other risks (e.g., leveraging risk), we believe shareholders may benefit from a fuller discussion of risks that are inextricably linked or related to the Portfolios’ principal risks. To clarify the purpose of such disclosure, we have added the following disclosure immediately before the discussion of such risks: “Below is information regarding risks related to the primary risks of investing in the Portfolio.”

9.	Comment:	In the Annual Portfolio Operating Expense tables, please delete all footnotes describing acquired funds fees and expenses and voluntary fee waivers. Please delete any additional footnotes that are not required by Form N-1A.

	Response:	The requested changes have been made.

10.	Comment:	Also in the Annual Portfolio Operating Expense tables, for any expense limitation that is in place, please state who may terminate the expense limitation agreement and under what circumstances it may be terminated. Additionally, please do not disclose the existence of a fee cap if the expense limitation is not triggered.

	Response:	We have added the following disclosure where applicable: “This agreement may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Trustees of the Portfolio.” In addition, we have removed disclosure from the fee table that discusses the existence of fee caps everywhere that the expense limitation is not triggered.

11.	Comment:	Please delete the introductory paragraph to the Average Annual Total Returns table. Please include the sentence stating that “an index does not include transaction costs associated with buying and selling securities or any mutual fund expenses” as a parenthetical to the index. Please see the example in Form N-1A for reference.

	Response:	The requested changes have been made.

EDGAR Operations Branch

April 2, 2010

12.	Comment:	For each Portfolio, confirm supplementally that updated performance information will not be available. If updated performance information is available, include the disclosure required by Item 4(b)(2) of Form N-1A.

	Response:	The Registrant does not intend to make updated performance information publicly available.

13.	Comment:	In the Primary Risk section, there is a statement that an investment in the Portfolio is not a deposit or obligation of, or guaranteed by, any bank and is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency of the U.S. Government. Please confirm that the Portfolios are sold through an insured depository institutions. If the Portfolios are not sold through an insured depository institution, please delete the sentence required by Item 4(b)(1)(iii) of Form N-1A.

	Response:	Certain variable insurance products for which one or more Portfolios may serve as an investment vehicle may be sold through insured depositary institutions.

14.	Comment:	In the section entitled “Payments to Insurance Companies and Their Affiliates” in the summary section of the prospectus, please confirm that the disclosure required by Item 8 of Form N-1A does not apply, otherwise include such disclosure. Also in that section, specifically disclose that such payments create “conflicts of interest.”

	Response:	Because the Portfolios are sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8, as expressly allowed by that Item, to provide comparable information relevant to the Portfolios. The Registrant has revised the disclosure as follows (additions to the previous disclosure are shown in italics):

“The Portfolio is not sold directly to the general public but instead is offered as an underlying investment option for Contracts issued by insurance companies that are affiliated with the Portfolio and MetLife Advisers. As a result of these affiliations, the insurance companies may benefit more from offering the Portfolio as an investment option in the Contracts than offering other unaffiliated portfolios. The Portfolio and its related companies may also make payments to the sponsoring insurance companies (or their affiliates) for distribution and/or other services. The benefits to the insurance companies of offering the Portfolio over unaffiliated portfolios and these payments may be factors that the insurance companies consider in including the Portfolio as an underlying investment option in the Contracts and may create a conflict of interest. The prospectus for your Contract contains additional information about these payments.”

EDGAR Operations Branch

April 2, 2010

Portfolio Specific Comments

Legg Mason ClearBridge Aggressive Growth Portfolio

Morgan Stanley Mid Cap Growth Portfolio

15.	Comment:	With respect to Legg Mason ClearBridge Aggressive Growth Portfolio and Morgan Stanley Mid Cap Growth Portfolio, please change the series identifiers for these two Portfolios.

	Response:	The name changes relating to the Legg Mason ClearBridge Aggressive Growth Portfolio and Morgan Stanley Mid Cap Growth Portfolio will become effective on May 1, 2010. The Registrant will revise the series’ identifiers for these Portfolios at that time.

Lord Abbett Growth and Income Portfolio

16.	Comment:	Given the principal investment strategies of the Lord Abbett Growth and Income Portfolio, please advise why Foreign Investment Risk is not a primary risk of investing in the Portfolio.

	Response:	Although the Portfolio may invest in foreign securities, investments in such securities have typically represented less than 10% of the Portfolio’s net assets. The Registrant does not consider Foreign Investment Risk to be a primary risk of investing in the Portfolio and therefore has not included that risk as a primary risk of the Portfolio.

MFS® Research International Portfolio

Oppenheimer Capital Appreciation Portfolio

17.	Comment:	Please advise why Emerging Markets Risk is not a primary risk of MFS® Research International Portfolio and Oppenheimer Capital Appreciation Portfolio.

	Response:	The prospectuses for those Portfolios that may invest 30% or more of their assets in emerging market securities include a separate Emerging Markets Risk disclosure. In contrast, the prospectuses for those Portfolios that invest less than 30% of their assets in emerging market securities include the following sentence in the summary Foreign Investment Risk: “All of the risks of investing in foreign securities are typically increased by investing in emerging market countries.” Moreover, the full Foreign Investment Risk in the statutory prospectus for the latter Portfolios include a separate paragraph regarding emerging markets risk. Because each of the MFS® Research International Portfolio and Oppenheimer Capital Appreciation Portfolio invests less than 30% of its assets in emerging markets securities, they do not have a separate Emerging Markets Risk disclosure.

EDGAR Operations Branch

April 2, 2010

PIMCO Total Return Portfolio

18.	Comment:	Given that the PIMCO Total Return Portfolio may invest up to 10% of its assets in high-yield securities and up to 15% of its assets in emerging market securities, please advise why High Yield Debt Security Risk and Emerging Markets Risk are not primary risks of the Portfolio.

	Response:	As noted in the staff’s comments, PIMCO Total Return Portfolio may invest up to10% of its assets in high-yield securities and up to 15% of its assets in emerging market securities. Because the Portfolio may not invest more than 10% of its assets in high-yield securities, the Registrant does not consider High Yield Debt Security Risk to be a primary risk of investing in the Portfolio and therefore High Yield Debt Security Risk was not included in the Portfolio’s prospectus as a primary risk.

See our response to Comment 17 above. Because the PIMCO Total Return Portfolio invests less than 30% of its assets in emerging markets securities, it does not have a separate Emerging Markets Risk disclosure.

RCM Technology Portfolio

19.	Comment:	Please advise why IPO Risk is not a primary risk of RCM Technology Portfolio.

	Response:	Among the primary risks of an investment in the Portfolio is Market Risk. The full discussion of Market Risk, which appears in the back of the statutory prospectus, includes a paragraph that discusses the risks associated with investments in initial public offerings. The Registrant believes this risk disclosure satisfies the requirements of Form N-1A.

Third Avenue Small Cap Value Portfolio

20.	Comment:	Given that the Third Avenue Small Cap Value Portfolio may invest up to 35% of its assets in foreign securities, including emerging markets, please advise why Emerging Markets Risk is not included as a primary risk of the Portfolio.

	Response:	See our response to Comment 17 above. Because the Third Avenue Small Cap Value Portfolio invests less than 30% of its assets in emerging markets securities, it does not have a separate Emerging Markets Risk disclosure.

SSgA Growth ETF Portfolio

SSgA Growth and Income ETF Portfolio

21.	Comment:	Please advise why Emerging Markets Risk and Real Estate Investment Risk are not included as primary risks of investing in SSgA Growth ETF Portfolio and SSgA Growth and Income ETF Portfolio.

	Response:	Neither SSgA Growth ETF Portfolio nor SSgA Growth and Income ETF Portfolio is expected to invest more than 15% of its assets in emerging markets securities or real estate investment trusts as indicated in the target allocation charts in their respective prospectuses. The Registrant therefore believes that it is not necessary to list Emerging Markets Risk and Real Estate Investment Risk as primary risks of the Portfolios.

EDGAR Operations Branch

April 2, 2010

Batterymarch Growth and Income Portfolio

22.	Comment:	On page 14 of the prospectus for Batterymarch Growth and Income Portfolio, please provide Messrs. Ko’s and Lanzendorf’s business experience for the last five years.

	Response:	Disclosure regarding Messrs. Ko’s and Lanzendorf’s business experience for the last five years has been added to the Portfolio’s prospectus. See Exhibit B to this letter.

Met/Eaton Vance Floating Rate Portfolio

23.	Comment:	In the prospectus for the Met/Eaton Vance Floating Rate Portfolio, please provide “Plain English” definitions for the following terms: floating rate loans; subordinated loans, second lien notes, subordinated bridge loans and special purpose trusts.

	Response:	The Registrant’s Statement of Additional includes explanations of the terms floating rate loans; subordinated loans, second lien notes, subordinated bridge loans and special purpose trusts. The Registrant believes that it is appropriate to discuss the foregoing terms in the Portfolio’s Statement of Additional Information rather than in the Portfolio’s prospectus. In addition, the Registrant has added the following sentence to the Principal Investment Strategies section of the prospectus: “For more information about the types of investments in which the Portfolio may invest, please see “Investment Strategies and Risks” in the Statement of Additional Information.”

24.	Comment:	In the Prior Experience with a Comparable Account section, please consistently refer to managed accounts in plural; the use of singular is confusing.

	Response:	All of the references to managed accounts have been changed to managed account.

All Portfolios with Comparable Account/Fund Information (Clarion Global Real Estate Portfolio; Met/Franklin Income Portfolio; Met/Franklin Mutual Shares Portfolio; Met/Templeton Growth Portfolio; Met/Templeton International Bond Portfolio; and Rainier Large Cap Equity Portfolio)

25.	Comment:	If any of the above-referenced Portfolio’s portfolio managers manage similar accounts that are not reflected in the comparable performance information, please explain why omitting such accounts from the comparable performance information is not misleading.

	Response:	In those instances where a Portfolio’s portfolio managers manage similar accounts that are not reflected in the comparable performance information, the omission of such funds/accounts from the comparable performance information is not misleading because there are no material variances in performance of the comparable fund and any other mutual fund or private account managed by the subadviser.

EDGAR Operations Branch

April 2, 2010

Statement of Additional Information (“SAI”)

Appendix D to the SAI

26.	Comment:	In Appendix D to the SAI, please change Legg Mason Partners Aggressive Growth Portfolio and Van Kampen Mid Cap Growth Portfolio to Legg Mason ClearBridge Aggressive Growth Portfolio and Morgan Stanley Mid Cap Growth Portfolio, respectively.

	Response:	The requested changes have been made.

27.	Comment:	The staff was unable to find portfolio manager disclosure for the Met/Eaton Vance Floating Rate Portfolio. The staff needs sufficient time to review the portfolio manager disclosure for this Portfolio.

	Response:	The portfolio manager disclosure for the Met/Eaton Vance Floating Rate Portfolio is set forth in Exhibit C to this letter.

SAI for SSgA Growth ETF Portfolio and SSgA Growth and Income ETF Portfolio

28.	Comment:	The table of contents of the SAI for the SSgA Growth ETF Portfolio and SSgA Growth and Income ETF Portfolio contained errors. Please confirm that these errors were not in the EDGAR version of the SAI or the version of the SAI that will be sent to investors.

	Response:	The Registrant confirms that the errors in the table of contents of the SAI were not in the EDGAR version of the SAI and will not be in the SAI delivered to investors.

Part C

Exhibits

29.	Comment:	We note that a number of exhibits in the exhibits list say “deleted.” Please advise why these exhibits say deleted and why they are included in the exhibits list.

	Response:	The exhibits marked as “deleted” in the exhibits list represent subadvisory agreements and amendments with subadvisers that have been terminated by the Registrant as well as other documents no longer relevant. Rather than renumbering the exhibits each time an exhibit ceases to be relevant, the Registrant had replaced the description of former exhibits with the word “deleted.” In the Registrant’s next filing, to avoid any confusion, the exhibit number and the word “deleted” will be removed from the exhibits list. Remaining exhibits will not be renumbered.

EDGAR Operations Branch

April 2, 2010

Tandy Representation

30.	Comment:	Please include the standard Tandy representation.

	Response:	The Tandy representation appears at the end of this letter.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions, please feel free to call me at (202) 775-1205.

Very truly yours,

/s/ Robert N. Hickey
Robert N. Hickey

cc:	John Connolly, Esq.

Michael Lawlor, Esq.

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